August 2, 2005

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, NW
Washington, DC 20549

RE:   ORTHOMETRIX, INC. - REVISED CORRESPONDENCE
      FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
      FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
      FILE NO. 000-26206

Dear Sir or Madam:

Reference is hereby made to the comment letter of Michele Gohlke, Branch Chief of the staff (the "Staff") of the Division of Corporation Finance of the
Securities and Exchange Commission, dated July 13, 2005 (the "Comment Letter"), addressed to Neil H. Koenig, Chief Financial Officer of Orthometrix, Inc. (the
"Company"). A copy of the Comment Letter is attached as Exhibit A to this letter, and the numbered responses below correspond to the numbered comments of the Comment Letter. In accordance with the Company's discussion with Tara
Harkins, the Company will file an amendment to its Form 10-QSB for the quarter ended March 31, 2005 with the Securities and Exchange Commission.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------

ITEM 7. FINANCIAL STATEMENTS, PAGE 20
-------------------------------------

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 21
--------------------------------------------------------------------

1.   The Company acknowledges the Staff's comment and notes that, its auditors,
     Radin Glass & Co., LLP ("Radin Glass"), informed the Company that they believe it is common practice for companies to add footnotes related to transactions after year end and after the completion of the auditors'
     fieldwork, which information has not been subject to sufficient audit testing, to enable the auditors to express an opinion on them. The transactions for which the auditors have used such procedures are not of the level of materiality that would either require disclosure under the third sentence of AU560.05 or the auditor to qualify its opinion for the lack of the disclosure. Under these circumstances, the footnotes involved have been labeled "unaudited". This procedure has been used to enable management of the Company to make disclosures it believes appropriate, without requiring the auditors to perform additional procedures, possibly delaying the filing.

Securities and Exchange Commission
August 2, 2005

     In view of the Staff's comment, Radin Glass has informed the Company that it will no longer permit this procedure to be used by its clients which are
     Registrants, and will require all footnotes to be audited with appropriate dating of its opinion. As AU530.08 describes the procedure for a reissuance, Radin Glass believes that a reissue would be the same presentation as the original filing and therefore should not be required.

FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
------------------------------------------------

ITEM 1. FINANCIAL STATEMENTS, PAGE 2
------------------------------------

NOTES TO FINANCIAL STATEMENTS, PAGE 5
-------------------------------------

NOTE 6. RELATED PARTY TRANSACTIONS, 7
-------------------------------------

2.   The Company acknowledges the Staff's comment and will amend its quarterly filing to clarify the following:

     On March 3, 2005, the Company recorded compensation expense in the amount of $72,000, based on the market price of the stock on the issuance date, in connection with the discount on the 400,000 shares issued to Mr. Bonmati, an officer.

In connection with responding to your comments, the Company acknowledges that:

     o    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff's comments. If you have any questions or further comments, please do not hesitate to contact me at (212) 867-8711 or via facsimile at (212) 867-8723.

Sincerely,

/s/ Neil H. Koenig
---------------------------
Neil H. Koenig
Chief Financial Officer